Exhibit 99.1
SECURITIES PURCHASE AGREEMENT
SECURITIES PURCHASE AGREEMENT, dated as of September 27, 2018, by and between Bocimar Hunter NV, a company incorporated under the laws of Belgium (the "Seller"), and CMB NV, a company incorporated under the laws of Belgium (the "Buyer").
WHEREAS, the Seller has heretofore acquired 3,793,275 Class B shares of the common stock, par value $0.0001 per share (the "Founder Shares"), and warrants (the "Warrants") representing the right to purchase 3,356,413 Class A common shares, par value $0.0001 per share, of Hunter Maritime Acquisition Corp., a Marshall Islands corporation (the "Company"); and
WHEREAS, the Seller desires to sell the Founder Shares and Warrants to the Buyer, and the Buyer desires by buy the Founder Shares and Warrants, subject to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
PURCHASE AND SALE OF FOUNDER SHARES AND WARRANTS
1.1.          Sale of the Founder Shares and Warrants.  Upon the terms and subject to the conditions of this Agreement, the Seller shall transfer, assign, set over and deliver to the Buyer, and the Buyer shall purchase from the Seller, all of the Seller's right, title and interest in and to the Founder Shares and Warrants.
1.2          Purchase Price.  The purchase price for the Founder Shares shall be an aggregate amount equal to $25,000 and the purchase price for the Warrants will be an aggregate amount equal to $5,034,620 (together, the "Purchase Price").
1.3          Closing Payments and Delivery of the Founder Shares and Warrants.  Simultaneously with the execution of this Agreement by both parties, the Buyer shall deliver to the Seller an amount equal to the Purchase Price in immediately available U.S. funds against the delivery of the Founder Shares and Warrants by the Seller to the account of the Buyer.
ARTICLE II
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE SELLER
The Seller hereby represents and warrants to, and agrees with, the Buyer, as of the date hereof, as follows:
2.1          Capacity; Authority; Validity.  The Seller has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Seller hereunder; this Agreement and the consummation by the Seller of the transactions contemplated hereby has been duly and validly authorized by all necessary actions of the Seller; this Agreement has been duly executed and delivered by the Seller; and assuming the due execution and delivery of this Agreement by the Buyer, this Agreement constitutes the legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

2.2          Title to the Founder Shares and Warrants.  The Seller is the sole owner of, and has good, valid and marketable title to, the Founder Shares and Warrants, free and clear of any lien, pledge, claim, security interest, encumbrance or charge of any kind (together, "Lien"). Other than as contemplated by this Agreement, the Seller shall not sell, assign, or otherwise transfer all or any portion of its right, title and interest in and to the Founder Shares or Warrants, or create, incur, assume or permit to exist any Lien on the Founder Shares or Warrants.
2.3          No Violation of Law or Agreement.  Neither the execution and delivery of this Agreement by the Seller, nor the consummation of the transactions contemplated hereby by the Seller, will violate any judgment, order, writ, decree, law, rule or regulation or agreement applicable to the Seller or create any Lien over the Founder Shares or Warrants.
ARTICLE III
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE BUYER
The Buyer hereby represents and warrants to, and agrees with, the Seller, as of the date hereof, as follows:
3.1          Capacity; Authority; Validity.  The Buyer has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by the Buyer hereunder; this Agreement and the consummation by the Buyer of the transactions contemplated hereby has been duly and validly authorized by all necessary actions of the Buyer; this Agreement has been duly executed and delivered by the Buyer; and assuming the due execution and delivery of this Agreement by the Seller, this Agreement constitutes the legal, valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.
3.2          None of the Founder Shares or Warrants are registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws and as such are "restricted securities" as that term is defined in Rule 144 under the Act. Buyer understands that the transfer of the Founder Shares and Warrants is intended to be exempt from registration under the Act, based, in part, upon the representations, warranties, covenants and agreements of Buyer contained in this Agreement.
3.3          Neither the Securities and Exchange Commission nor any state securities commission has approved the transfer of the Founder Shares or Warrants or passed upon or endorsed the merits of the transfer.
3.4          Buyer acknowledges and agrees that it is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the Act, and has knowledge, sophistication and experience in financial and business matters such that it is capable of evaluating the merits and risks of an investment in the Founder Shares and Warrants and is able to bear the economic risk of such investment indefinitely.
ARTICLE IV
MISCELLANEOUS
4.1          Notices.  All communications hereunder shall be in writing and shall be mailed, hand delivered, telecopied or emailed and confirmed to the parties hereto at the addresses set forth on the signature page hereto or to such other addresses as a party may from time to time designate to the other party by written notice thereof.

4.2          Entire Agreement.  This Agreement constitutes the entire agreement by the parties hereto and supersedes any other agreement, whether written or oral, that may have been made or entered into between them relating to the matters contemplated hereby.
4.3          Amendments and Waivers.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.
4.4          Captions; Counterparts, Execution.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.
4.5          Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws principles.

IN WITNESS WHEREOF, the Buyer and the Seller have caused this Agreement to be duly executed as of the date first above written.
BOCIMAR HUNTER NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

Address:	De Gerlachekaai 20 BE 2000 Antwerp Belgium
Fax: +32 3 248 09 06
E-mail: financial@cmb.be

CMB NV

By:	/s/ Alexander SAVERYS
Name: Alexander SAVERYS
Title: Director

By:	/s/ Ludovic SAVERYS
Name: Ludovic SAVERYS
Title: Director

Address:	De Gerlachekaai 20 BE 2000 Antwerp Belgium
Fax: +32 3 248 09 06
E-mail: financial@cmb.be